                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           Encore Capital Group, Inc.
                           -------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          ----------------------------
                         (Title of Class of Securities)

                                    292554102
                                  ------------
                                 (CUSIP Number)

                               John M. Allen, Esq.
                            Debevoise & Plimpton LLP
                                919 Third Avenue
                               New York, NY 10022
             -------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 20, 2005
                             ----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 292554102                   13D

(1)    NAME OF REPORTING PERSON                               Robert Michael Whyte
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------------------------------------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a)_______________________________________________
       GROUP                                                  (b)_______________________________________________

---------------------------------------------------------------------------------------------------------------
(3)    SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS                                                                            PF

---------------------------------------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                           [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------------------------------------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION                                               Australian

----------------------------------------------------------------------------------------------------------------
Number of Shares     (7)  SOLE VOTING POWER                                                  900,897
Beneficially         -------------------------------------------------------------------------------------------
Owned by Each        (8)  SHARED VOTING POWER                                                   None
Reporting Person     -------------------------------------------------------------------------------------------
With                 (9)  SOLE DISPOSITIVE POWER                                             900,897
                     -------------------------------------------------------------------------------------------
                     (10) SHARED DISPOSITIVE POWER                                              None
----------------------------------------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY                                                         900,897
       OWNED BY EACH REPORTING PERSON

----------------------------------------------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN                                                      [ ]
       ROW (11) EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY                                                           4.1%
       AMOUNT IN ROW (11)

---------------------------------------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON                                                                   IN

                                  Page 2 to 5

CUSIP No. 292554102                   13D

                                  SCHEDULE 13D

                         Amendment No. 4 to Schedule 13D

            This Amendment No. 4 to Schedule 13D is filed by Robert Michael Whyte ("Mr. Whyte") to further supplement and amend the Schedule 13D originally filed by Mr. Whyte on March 4, 2002, as supplemented and amended by Amendment No. 1, dated April 18, 2002, Amendment No. 2, dated August 29, 2003 and Amendment No. 3 dated September 26, 2003 (the "Schedule 13D"). Items 4, 5, 6, and 7 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 4.     Purpose of Transaction.

            Item 4 is supplemented as follows:

            On October 21, 2003, Mr. Whyte sold an additional 62,918 shares to the underwriters for $10.34 per share pursuant to the overallotment option granted the underwriters under the Underwriting Agreement, dated September 25, 2003, among the Company, the selling stockholders named therein and the several underwriter parties thereto.

            On January 20, 2005, the Company and Mr. Whyte entered into an Underwriting Agreement pursuant to which Mr. Whyte will sell 200,000 shares of Common Stock to the underwriter party thereto for $19.65 a share.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is amended and supplemented as follows:

            (a) Following the sale to the underwriter, Mr. Whyte will be the beneficial owner of 900,897 shares of Common Stock, or approximately 4.1% of the Company's outstanding shares of Common Stock (computed on the basis of 22,118,604 shares of Common Stock outstanding, as reported in the Company's Form S-3 registration statement dated December 13, 2004).

            (b) Mr. Whyte has sole voting and dispositive power with respect to the 900,897 shares of Common Stock.

            (c) See item 4 above.

            (e) Upon the closing of the sale to the underwriter under the Underwriting Agreement entered into on January 20, 2005, Mr. Whyte will cease to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Item 6 is supplemented as follows:

            See Item 4 for a description of the Underwriting Agreement, dated January 20, 2005.

                                  Page 3 to 5

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CUSIP No. 292554102                   13D

Item 7.     Materials to Be Filed as Exhibits.

            Item 7 is supplemented by adding the following:

Exhibit 10  Underwriting Agreement, dated January 20, 2005.

                                  Page 4 to 5

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CUSIP No. 292554102                   13D

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: January 20, 2005

                                            Robert Michael Whyte

                                            By /s/ Robert Michael Whyte
                                              --------------------------


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